Exhibit (e)(13)

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”), is made as of November 18, 2002, by and between GFI Group Inc. (the “Company” or “GFI”), a Delaware Corporation, having offices at 100 Wall Street, New York, New York, and James A. Peers, who currently resides at 2658 North Southport Avenue, Unit G, Chicago, Illinois 60614 (“Executive”).

W I T N E S S E T H:

WHEREAS, to promote the ongoing business of the Company, the Company desires to assure itself of the right to Executive’s services on the terms and conditions of this Agreement; and

WHEREAS, Executive has experience relating to the Company and is willing and able to render his services to the Company on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereby agree as follows:

1. Nature of Employment.

(a) The Company hereby engages Executive as a full-time employee to hold the position of Chief Financial Officer, and Executive accepts such employment, on the terms and conditions set forth in this Agreement. Throughout the period of Executive’s employment with the Company, subject to the direction of the Board of Directors of the Company (the “Board”) and the Company’s officers designated by the Board, Executive shall perform and discharge well and faithfully such duties and functions as may be assigned to him from time to time by the Company in its discretion in connection with the conduct of its business, including with respect to any business conducted by any affiliate of the Company (including any subsidiaries, parents, or other enterprises under common ownership or control with the Company) (each a “Related Entity”). If Executive is elected or appointed an officer or director of the Company, or any other Related Entity, during the period of Executive’s employment with the Company, Executive will serve in such capacity without additional compensation.

(b) During the period of Executive’s employment with the Company, Executive: (i) will devote 100% of his employment energies, interests, abilities and time to the performance of his duties and shall not, without the written consent of the Chief Executive Officer of the Company, render to others any service of any kind for compensation; (ii) will not render services to any business activity that is directly or indirectly competitive with any business conducted by the Company or any Related Entity; (iii) will observe and carry out such reasonable rules, regulations, policies, directions and restrictions as may be established from time to time by the Board or the board of directors of any Related Entity, including but not limited to the published standard policies, practices and procedures of the Company as in effect from time to time; and (iv) do such traveling as may be required in connection with the performance of such duties and responsibilities.

(c) Executive acknowledges that this Agreement contains non-competition and non-disclosure or proprietary information provisions, and Executive agrees to comply with these provisions. Executive understands that entering into and complying with these provisions is a condition to Executive’s employment and that failure to comply with the terms and conditions of these provisions may result in termination “for cause” under this Agreement and in other damages to the Company.

2. Term of Employment.

(a) Executive shall be employed by the Company commencing on August 12, 2002, and continuing until terminated as provided herein.

(b) This Agreement may be terminated at any time upon either party’s giving prior written notice to the other (the “Notice of Termination”), as provided herein, of not less than six (6) months (the “Notice Period”). The Company reserves the right to pay salary, net of applicable tax and other withholdings, in lieu of employment of Executive during the Notice Period. The Company also has the right to require Executive to remain away from work on full pay for such period and on such conditions as the Company may specify. For so long as the Executive is required not to work during the Notice Period, the Executive will remain employed by the Company, will continue to receive compensation and benefits to the extent provided in Section 3 below and will be bound by all of the terms of this Agreement. For purposes of the provisions of Section 5(d) below, the length of the Period of Restriction (as such term is defined below) will be reduced by the number of weeks, if any, that the Executive remains employed by the Company but is required to remain away from work during the Notice Period.

(c) No Notice of Termination shall be given nor salary in lieu of Notice of Termination nor any severance amounts shall be payable when Executive’s employment is terminated by the Company for cause (as such term is hereinafter defined), or when Executive’s employment is terminated by reason of his death or permanent disability (as such term is hereinafter defined). As used herein, the term “cause” shall mean and be limited to: (i) any material breach of this Agreement by Executive; (ii) Executive’s engagement in any conduct or activity constituting a breach of fiduciary duty, willful misconduct or gross negligence relating to the Company or the performance of Executive’s duties and responsibilities hereunder that has an adverse impact on the Company; (iii) Executive’s conviction of, or plea of nolo contendre to, any crime under the laws of the United States, any state or political subdivision thereof or any other applicable jurisdiction, if such crime constitutes a felony or a misdemeanor that involves moral turpitude or, if such crime is committed under the applicable law of any jurisdiction other than the United States or a state or political subdivision thereof, such crime is of comparable severity and subject to comparable penalties as a felony or misdemeanor involving moral turpitude under United States law; (iv) an act of deception, fraud, misrepresentation or dishonesty by Executive in the performance of Executive’s duties and responsibilities hereunder; (v) Executive’s willful and continued failure or refusal to comply with the Company’s lawful policies and procedures applicable to its employees; or (vi) the Executive’s failure to maintain any professional license(s) necessary to the performance of the duties described in Section l(a) above. In such circumstances, Executive will have no claim for damages for wrongful dismissal against the Company or its Related Entities, and such termination shall be without prejudice to any claim that the Company may have against Executive for damages arising from any misconduct by Executive, including any breach by Executive of any term of this Agreement.

(d) This Agreement may also be terminated, with or without notice at the option of the Company, in the event of permanent disability (as hereinafter defined) of Executive. As used herein, the term “permanent disability” shall mean, and be limited to, any physical or mental illness, disability or impairment that, after reasonable accommodation, prevents or may reasonably be expected to prevent Executive from continuing the performance of Executive’s normal duties and responsibilities hereunder for a period in excess of sixty (60) consecutive days or of ninety (90) non-consecutive days within any given annual period.

(e) This Agreement may be terminated by Executive for good reason (as such term is hereinafter defined) in accordance with this subsection 2(e). As used herein, the term “good reason” shall mean any of the following events occurring on or after a change in control (as such term is hereinafter defined) of the Company: (i) relocation of the Executive’s usual place of business to a location more than fifty (50) miles from 100 Wall Street, New York, New York, (ii) any material diminution of the Executive’s position or the Executive’s duties and responsibilities, (iii) any material diminution of the Executive’s Base Salary, or (iv) any other material breach of this Agreement that continues uncured, if capable of cure, for at least thirty (30) days after the Executive has provided the Company, or its successor in interest, with written notice thereof and an opportunity to cure. There shall be no further requirement of notice for a termination of employment by the Executive for good reason. If the Executive does not exercise the right to terminate this Agreement for good reason within twelve (12) months after the occurrence of an event of good reason, such right shall be waived unless and until there occurs a subsequent change in control of the Company or its successor.

For purposes of this Agreement, the term “change in control” shall mean (A) the acquisition by any person or group of persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of securities of the Company entitling such person or group to exercise 50% or more of the combined voting power of the Company’s securities, other than in connection with the initial public offering of the Company’s equity securities, (B) the transfer, whether by sale or merger, of all or substantially all of the business and assets of the Company to any person or group of persons acting in concert, or (C) the adoption of a plan of liquidation or dissolution of the Company, other than, in each such case above, any such acquisition or transfer to (x) the Company or an affiliate (as such term is hereinafter defined) of the Company, (y) a trustee or other fiduciary acting on behalf of any employee benefit plan maintained by the Company or a member of the Company’s control group (within the meaning of the Employee Retirement Income Security Act of 1974, as amended), or (z) any person who currently owns at least 25% of the combined voting power of the Company’s securities (on a fully diluted basis). For purposes of this definition of change in control, the term “affiliate” shall mean, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first person, and the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity (other than a natural person), whether through ownership of voting capital stock, by contract or otherwise; and the term “person” shall mean any individual, corporation, partnership, joint venture, estate, trust, company, firm or other enterprise, association, organization or entity.

3. Compensation and Benefits

For the full and faithful performance of the services to be rendered by Executive, in consideration of Executive’s obligations under this Agreement, provided Executive is not in breach of this Agreement, the Company shall pay to Executive and Executive shall be entitled to receive:

(a) Base Compensation. As compensation for his services to be rendered hereunder, the Company shall pay to Executive a base salary at the rate of $250,000 per annum (the “Base Salary”), which shall be payable in periodic installments in accordance with the standard payroll practices of the Company in effect from time to time.

(b) Stock Options. Subject to the execution of a stock option grant agreement, an employee stock option to purchase up to 750,000 shares of the Class B common stock of GFI Group Inc., with an exercise price to be determined by the Board of Directors of GFI Group Inc., which options shall be issued and shall vest in accordance with all applicable agreements and plans, including the GFI Group Inc. 2002 Stock Option Plan and the above-mentioned stock option grant agreement (the “Options Bonus”).

(c) Discretionary Bonus. The Company may pay an additional discretionary bonus, in such an amount and at such time as may be determined by the Company, in its sole and absolute discretion (“Discretionary Bonus”); provided, however, the Discretionary Bonus for calendar year 2002 shall be paid by the Company during either the month of December 2002 or January 2003 at Executive’s discretion.

(d) Fringe Benefits. The Company shall also make available to Executive, throughout the period of his employment hereunder, such benefits and perquisites as are generally provided by the Company to its executives at Executive’s level of responsibility, provided, however, that nothing herein contained shall be deemed to require the Company to adopt or maintain any particular plan or policy. In addition, upon commencement of Executive’s employment pursuant to this Agreement, the Company will reimburse Executive for the following expenses: reasonable expenses to move Executive’s personal items from Chicago to the New York City metropolitan area, reasonable closing costs associated with obtaining new living arrangements in New York, up to two months of reasonable interim housing in the New York City metropolitan area and up to three round trip airline tickets from Chicago to New York for Executive and his spouse for the purpose of locating living arrangements in the New York City metropolitan area. Notwithstanding the prior sentence, the Company shall only be obligated to reimburse Executive for the expenses set forth in the prior sentence if and to the extent that the amount of each expense has been consented to by the Company’s Chief Operating Officer or Chief Executive Officer prior to the incurrence of such expense. In accordance with the terms and conditions of GFI’s written policy regarding short-term disability, as amended from time to time, Executive will be provided with the maximum amount of coverage for an individual employee as set forth in such policy for a period not to exceed twelve (12) weeks).

(e) Expenses. Throughout the period of Executive’s employment hereunder, the Company shall reimburse Executive for reasonable out-of-pocket business expenses incurred by Executive in connection with the performance of his duties and responsibilities hereunder; provided that Executive submits documentation reasonably required by Company expense reimbursement policies and procedures in effect and as amended from time to time.

(f) Withholding. All amounts of compensation payable to the Executive hereunder shall be subject to, and paid after reduction for, any and all required deductions or withholdings for federal, state, local and foreign income tax withholding, Social Security, Medicare, unemployment or other similar government benefit or insurance contributions, and any other deductions or withholdings required by law or authorized by the Executive.

4. Vacation, etc.

Executive shall further be entitled to paid vacation, holidays, personal days and sick days in accordance with the Company’s standard policies and procedures in effect from time to time; provided, however, Executive shall be entitled to four weeks of vacation per year.

5. Special Covenants

(a) Nondisclosure of Confidential and Proprietary Information

(i) Executive acknowledges that during the term of this Agreement, Executive will have access to and possession of trade secrets, confidential information and proprietary information (collectively, and as defined more extensively below, “Confidential Information”) of the Company, and in some instances, of its Related Entities and their respective clients. Executive recognizes and acknowledges that this Confidential Information is valuable, special and unique to the business of the Company and each Related Entity, and that access to and knowledge thereof are essential to the performance of Executive’s duties to the Company and to each Related Entity, if applicable. During the time that Executive is an employee of the Company and at all times thereafter, Executive will keep secret and will not use or disclose any Confidential Information to any person or entity, in any fashion or for any purpose whatsoever, except at the request of the Company or as may be required by applicable law.

(ii) The term “Confidential Information”, includes, but is not limited to, information written, in digital form, in graphic form, electronically stored, orally transmitted or memorized concerning or relating to the Company or any of its Related Entities, including all financial data relating to the business of GFI and/or any of its Related Entities, lines of credit or debt obligations, customer pricing information, telephone numbers, addresses of and personal and contract information about or relating to GFI employees, or traders and other dealer representatives, profit and loss statements, productivity data, financial models, computer software programs, source and other codes, information about direct communication lines, electronic and voice trading systems, screen systems and wiring instructions, all information about the Company’s or any of its Related Entities’ business prospects and opportunities, and all other information about or gained from any customer to the Company or to any Related Entity providing services during Executive’s employment with the Company and all information reasonably determined by the Company to be proprietary or confidential. This clause shall not apply to any confidential information which enters the public domain other than through Executive’s breach of this Agreement.

(iii) Executive further recognizes that GFI and certain Related Entities have received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on their part to maintain the confidentiality of such information and to use it only for certain limited purposes. Executive will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for GFI) or use, except in connection with work for GFI, Third Party Information unless expressly authorized by GFI in writing.

(iv) All Confidential Information, proprietary and/or confidential files and records are and at all times shall remain the exclusive property of the Company. Executive agrees to store and maintain all Confidential Information in a secure place. Executive agrees to make no use of any Confidential Information on his own behalf or on behalf of any other person or entity other than the Company. Executive further agrees that any property situated on the Company’s premises and owned by the Company, including computer disks and other digital, analog or hard copy storage media, filing cabinets, lockers, desks or other work areas, is subject to inspection by Company personnel at any time with or without notice, When Executive leaves the employ of the Company, Executive will deliver to the Company (and will not keep in his possession, recreate or deliver to anyone else) any and all devices, records, recordings, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, computer materials, equipment, other documents or property, together with all copies thereof (in whatever medium recorded), belonging to the Company, its successors or assigns.

(b) Assignment of Inventions and Intellectual Property

(i) The term “Proprietary Rights” will mean all trade secrets, trademarks, service marks, patents, copyrights, mask works and other intellectual property rights throughout the world. The term “Inventions” shall mean all Proprietary Rights, inventions, ideas, processes, formulas, source and object codes, data, programs, technology, writings, software programs, other works of authorship, know-how, discoveries, developments, designs, schematics, manuals, drawings, techniques, employee suggestions, development tools, computer printouts, or any claim of rights (or any related improvements or modifications to the foregoing).

(ii) Subject to Sections 5(b)(iii) and 5(b)(iv), Executive hereby assigns and agrees to assign in the future (when any such Invention or Proprietary Right is first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Executive, either alone or jointly with others, during or at any time after the period of employment with the Company, which (a) relate to methods, apparatus, designs, products, processes or devices sold, leased, used or under construction or development by the Company or any Related Entity, or otherwise relate to or pertain to the actual or anticipated business, functions, operations, research or development of the Company, (b) arise (wholly or partly) from Executive’s efforts during any time that Executive is employed by the Company or utilizing any physical or intellectual property owned by the Company, or any Related Entity, or (c) is based on any information or knowledge gained by Executive through his employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section, are hereinafter referred to as “Company Inventions.”

(iii) During the period of employment, and for six (6) months thereafter, Executive will promptly disclose to the Company, fully and in writing, all Inventions authored, conceived or reduced to practice by Executive, either alone or jointly with others. In addition, Executive will promptly disclose to the Company all patent applications filed by Executive or on his behalf within six (6) months after termination of employment.

(iv) Executive also agrees to assign all right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed by the Company.

(v) Executive acknowledges that all original works of authorship which are made by Executive (solely or jointly with others) within the scope of employment and which may be protected by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C. Section 101) and are the property of the Company or any Related Entity, as applicable, without limitation which shall own all rights of copyright therein including the sole and exclusive right to reproduce such works in multiple copies of distribution or sale to the public and to create and exploit derivative works based thereon.

(vi) Executive will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. Executive’s obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries will continue beyond the termination of employment and the Company will provide compensation at a reasonable rate after termination for the time actually spent by Executive at the Company’s request on such assistance.

(c) No Inducement or Employment of Other Employees

During the Period of Restriction (as such term is defined below), Executive will not, directly or indirectly employ, assist any enterprise to employ, solicit the employment of, or attempt to affiliate for profit with any employee of, or any independent contractor performing services for, the Company or any of its Related Entities, or any person who was such an employee or independent contractor at any time during the six (6) months immediately preceding the termination of Executive’s employment hereunder, and Executive will not induce or otherwise encourage any such employee or independent contractor to leave the employ of, or to cease rendering services to the Company or any of its Related Entities.

(d) Non-Solicitation, Non-Competition

(i) A. During the Period of Restriction (as such term is defined below), Executive agrees to refrain, directly or indirectly, from accepting business from, doing business with, inducing or soliciting any Customer or Vendor of the Company to do business with Executive in competition with any business in which the Company or any entity related to the Company is engaged, except on behalf of the Company or as authorized in writing by the Company;

B. For the purpose of subsection (i)(A), the term “Customers” shall include any person who is or was a customer of the Company or any of its Related Entities at any time during the Period of Restriction, and the term “Vendors” shall include those enterprises or services who have provided any services to the Company or any Related Entities during the last six (6) months of Executive’s employment under this Agreement.

(ii) During the Period of Restriction (as such term is defined below), Executive may not engage in activities, render services or affiliate himself, in any capacity (except save by way of portfolio investment in shares quoted on a recognized stock exchange whereby Executive owns less than 1% of the outstanding stock of such entity), with any entity that provides services that are competitive with those rendered by the Company or any Related Entity within the metropolitan areas of New York City, London, Sydney, Singapore, Hong Kong and/or any other region or geographic financial center within which Executive has rendered services during this employment tenure with the Company.

(iii) For purposes of this Agreement, the term “Period of Restriction” shall mean the term of the Executive’s employment with the Company pursuant to Section 2(a) of this Agreement plus the twelve (12) months immediately following termination of the Executive’s employment; provided that for purposes of paragraph 5(d)(ii) only, the postemployment portion of the Period of Restriction shall be nine (9) months, rather than twelve (12) months; and provided, further, that for purposes of Section 5(d) (but not Section 5(c)), the Period of Restriction will be reduced pursuant to Section 2(b) above by that number of weeks, if any, that the Executive remains employed by the Company but is required to remain away from work during the Notice Period.

(e) Covenants Reasonable; Additional Remedies; Due Consideration,

(i) The Executive acknowledges that he will occupy a position of responsibility and trust, in which the Executive will have access to Confidential Information and will be privy to the confidential business plans and prospects of the Company, that the Executive’s relationships with Customers and Vendors of the Company may be critical to the Company’s continued success and that Executive’s services under this Agreement are important, valuable and unique. Accordingly, the Executive further acknowledges that the restrictive covenants of this Section 5 are reasonably necessary to protect valuable business interests of the Company.

(ii) The parties hereto acknowledge and agree that in the event of a violation of any of the provisions of this Section 5, the Company would suffer irreparable harm, the damages suffered by the Company may be difficult to ascertain, and the Company may not have an adequate remedy at law. Accordingly, the parties agree that in the event of such a breach by Executive, if the Company so elects, the Company shall be entitled, in addition to all other remedies available to it, to enforce this Section 5 by injunction, restraining order, specific performance or other injunction relief, without bond. Notwithstanding the provisions of Section

12(d) below, an action by the Company seeking to impose any of such remedies may be brought in a court of law. Such remedies shall not be deemed to be exclusive of any other remedies available to the Company, by judicial or arbitral proceedings or otherwise.

(iii) The Executive acknowledges that should he breach the post-employment restrictions set forth in Section 5 herein during the Period of Restriction, the Company shall not thereafter be required to pay any amounts pursuant to Section 6(a)(ii) hereof and the Company shall have no other or further obligation to the Executive under this Agreement.

(iv) The Executive acknowledges that the Company’s agreement to provide the benefits payable to the Executive upon termination of employment pursuant to Sections 6(a) and (c) are additional consideration for Executive’s agreement to abide by the restrictive covenants contained in this Section 5 including, without limitation, the non-solicitation and non-competition provisions of Section 5(d).

6. Termination of Employment

(a) Termination without cause

Subject to the provisions of Section 2 hereof, upon termination of the employment of the Executive by the Company without cause after completion of the notice period provided in Section 2(b), the Executive shall be entitled to receive: (i) the amount of the Executive’s Base Salary accrued with respect to the period prior to the date of termination of the Executive’s employment, to the extent not previously paid, (ii) a salary continuation benefit for a period of six (6) months following the date of termination of Executive’s employment, at a rate equal to the rate of Executive’s Base Salary as of the day immediately preceding the date of termination, payable at the times and in the manner of the Company’s regular payroll practices, provided, however, that this period of salary continuation benefit will be reduced by that number of weeks, if any, that the Executive remains employed by the Company but is required to remain away from work during the Notice Period and shall be further reduced to the extent that the Company pays salary in lieu of employment of Executive during the Notice Period and (iii) an amount in lieu of Discretionary Bonus equal to (x) the Discretionary Bonus, if any, paid to the Executive for the fiscal year of the Company immediately preceding the year in which Executive’s employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of Executive’s employment by the Company during the fiscal year of the Company in which Executive’s employment is terminated, and the denominator of which is 365. Any amount payable to the Executive pursuant to clause (ii) or (iii) of this Section 6(a) shall be paid to the Executive only in the event that he executes a release of liability in favor of the Company in a form satisfactory to the Company and to the extent that Executive is not otherwise in breach of this Agreement or such release agreement at the time of payment. Notwithstanding anything else contained herein, in the event that the Executive is terminated without cause within the one year period following a “change of control” (as defined herein), Executive shall be entitled to receive the benefits set forth in Section 6(d) in lieu of the benefits set forth in Section 6(a) above.

(b) Termination with cause or voluntary termination

In the event that Executive’s employment is terminated by the Company with “cause” (as such term in defined in Section 2(c)), or is terminated voluntarily by Executive after notice as provided in Section 2(b) above, the Company shall pay the Executive the amount of the Executive’s Base Salary accrued with respect to the period prior to the date of termination of the Executive’s employment, to the extent not previously paid, and the Company shall have no other or further obligation to the Executive hereunder, including without limitation any obligation to make severance payments or payments in respect of Discretionary Bonus.

(c) Other termination

In the event that Executive’s employment is terminated by reason of the Executive’s death or permanent disability, the Company shall pay the Executive (or his personal representative as the case may be): (i) the amount of the Executive’s Base Salary accrued with respect to the period prior to the date of termination of Executive’s employment, to the extent not previously paid, (ii) the amount of any benefits as are payable to the Executive (or his personal representative) by reason of such death or disability under the terms of any employee plan or insurance program maintained by the Company and in which the Executive was a participant, and (iii) an amount in lieu of Discretionary Bonus equal to (x) the Discretionary Bonus, if any, paid to the Executive for the fiscal year of the Company immediately preceding the year in which Executive’s employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of Executive’s employment by the Company during the fiscal year of the Company in which Executive’s employment is terminated, and the denominator of which is 365. Any amount payable to the Executive pursuant to clause (ii) or (iii) of this Section 6(c) shall be paid to the Executive only in the event that he (or his personal representative as the case may be) executes a release of liability in favor of the Company in a form satisfactory to the Company.

(d) Termination with good reason.

Subject to the provisions of Section 2 hereof, upon termination of the employment of the Executive by the Executive with good reason as provided in Section 2(e), the Executive shall be entitled to receive: (i) the amount of the Executive’s Base Salary accrued with respect to the period prior to the date of termination of the Executive’s employment, to the extent not previously paid, (ii) a lump sum payment in an amount equal to twelve (12) months of Executive’s Base Salary at a rate equal to the rate of Executive’s Base Salary as of the day immediately preceding the date of termination, minus applicable withholdings and deductions, (iii) the cost of maintaining Executive’s health and dental insurance coverage under COBRA until the earlier of six (6) months following the date of termination or the date Executive secures new employment and is eligible for health care benefits; (iv) subject to the following sentence, in lieu of any employee or incentive stock options granted to Executive which are outstanding (vested or unvested) and unexercised by Executive at the date of termination of the Executive’s employment, a lump sum payment in an amount per option equal to 75% of the excess of the value of a share of the common stock underlying the option on the date of the relevant change of control as determined by the Company’s board of directors in connection with the change of control transaction over the exercise price of the option ; provided, however, such payment shall be conditioned on the execution by Executive of an agreement terminating all such outstanding options in a form acceptable to the Company and (v) an amount in lieu of Discretionary Bonus equal to (x) the Discretionary Bonus, if any, paid to the Executive for the fiscal year of the Company immediately preceding the year in which Executive’s employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of Executive’s employment by the Company during the fiscal year of the Company in which Executive’s employment is terminated, and the denominator of which is 365. Notwithstanding the foregoing, in the event that any class of the Company’s equity securities are registered under the Securities Act of 1933, as amended, then in lieu of the lump sum payment described in clause (iv) of the preceding sentence, all employee or incentive stock options granted to Executive which are outstanding and unexercised by Executive on the date of termination of the Executive’s employment shall become immediately fully vested and such option shall continue to be exercisable by Executive at any time within the one year period following the date of termination of Executive’s employment; provided, however, in no event may the options be exercised after the term provided in the applicable option grant agreement and, provided, further, nothing herein shall limit the Company’s right to cancel any outstanding options as set forth in Article VI(b) of the GFI Group Inc. 2002 Stock Option Plan. Any amount payable to the Executive pursuant to clause (ii), (iii), (iv) and (v) of this Section 6(d) shall be paid to the Executive only in the event that he executes a release of liability in favor of the Company in a form satisfactory to the Company.

7. No Conflicting Obligations

(a) No Conflicting Agreements.

Executive represents and warrants to the Company that (i) Executive is not a party to or subject to any other binding covenants, contracts, agreements, arrangements, employee manuals or other writings regarding his employment with any former employer (ii) Executive has the ability and the authority to enter into this Agreement, (iii) entering into and performing under this Agreement will not violate any agreement between the Executive and any third party, and (iv) there exist no obligations to any third party that will restrict Executive’s performance of his duties to the Company under this Agreement.

(b) No Third Party Confidential Information.

Employee represents and warrants to the Company that he has returned to his previous employers, respectively, all documents, records, books, papers, forms, agreements and information, and any and all property of any nature whatsoever, belonging to such previous employers or containing any information deemed confidential or proprietary by such previous employers. Executive agrees that during Executive’s employment with the Company, Executive will not improperly use or disclose any confidential information, proprietary information or trade secrets of any former employer or any other person to whom Executive has an obligation of confidentiality, and will not bring onto the premises of the Company any unpublished documents, information or other property belonging to any former employer or any other person to whom Executive has an obligation of confidentiality unless Executive’s possession and use of such property has been consented to in writing by such former employer or other person, as the case may be.

8. Notification of New Employer

In the event that Executive leaves the employ of the Company, Executive hereby agrees to notify his new employer of those of his obligations which are continuing under this Agreement after the termination thereof.

9. Notices

Any notice of communication permitted or required by this Agreement shall be in writing and delivered personally or via overnight courier or certified mail, return receipt requested:

If to the Company:	GFI Group Inc.
100 Wall Street
New York, NY 10005
Attn: General Counsel

If to Executive:	at the address specified above.

10. Opportunity for Review

EXECUTIVE ACKNOWLEDGES THAT HE HAS REVIEWED THIS AGREEMENT CAREFULLY AND HAS HAD AMPLE OPPORTUNITY TO OBTAIN ADVICE AS TO THE MEANING OF THE TERMS, COVENANTS AND AGREEMENTS CONTAINED HEREIN FROM SUCH PROFESSIONAL ADVISORS AS EXECUTIVE HAS DEEMED APPROPRIATE OR NECESSARY. Executive further acknowledges that the Company will be irreparably harmed if Executive discloses the contents hereof, whether orally or in writing, to any person or party except as permitted or required by this Agreement and, therefore, Executive affirms that any such disclosure shall be deemed a material breach of this Agreement. Notwithstanding the foregoing, Executive may disclose and review this Agreement with any of his professional advisors provided such advisors undertake to retain the confidentiality of the content of this Agreement.

11. Effective Date

This Agreement shall become effective as of the date first written above.

12. General

(a) No waiver by the Company of any breach of this Agreement will be a waiver of any preceding or subsequent breach. No waiver by the Company of any right under this Agreement will be construed as a waiver of any other right. The Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

(b) Neither this Agreement nor any rights or obligations hereunder may be assigned by Executive without the express prior written consent of the Company. This Agreement may be assigned by the Company to any affiliate of the Company or to a successor in interest to the assets and business of the Company.

(c) The captions and paragraph headings used in this Agreement are for convenience of reference only, and will not affect the construction or interpretation of this Agreement or any of the provisions hereof.

(d) This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York without regard to, their conflicts of law provisions. Each of the parties hereto acknowledges that service of process in any proceeding before a court of law arising out of or in connection with this Agreement, may be made by delivery of a copy thereof in accordance with the notice provisions of Section 9 of this Agreement.

(e) Except as provided in Section 5(e) above, the parties hereby agree that all claims, disputes or controversies (“Claims”) arising under this Agreement or otherwise concerning in any way the Executives employment, including, without limitation, Claims for wages or salary, severance or other compensation; Claims for breach of any contract or covenant (express or implied); tort Claims; Claims for any type of discrimination including, without limitation, race, sex, religion, national origin, age, marital status or disability; Claims for benefits (except where any applicable employee benefit or pension plan specifies a different procedure for resolving such Claims) and Claims for violation of any federal, state or other governmental law, statute, regulation, rule or ordinance (but excluding Claims for workers compensation or unemployment benefits), shall be resolved exclusively through arbitration. Such arbitration shall be conducted before, and in accordance with the arbitration rules of, the National Association of Securities Dealers (“NASD”), the New York Stock Exchange (“NYSE”) or the National Futures Association (“NFA”) if the matter is eligible for such arbitration and the NASD, NYSE or NFA, as the case may be, agrees to arbitrate. This agreement to arbitrate before the NASD, NYSE or NFA includes, but is not limited to, Claims asserted under the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Employee Retirement Income Security Act of 1974, as amended, Section 1981 of the Civil Rights Act of 18666, the Americans with Disabilities Act, the New York State Human Rights Law, the New York City Human Rights Law, and any successor statute to any of the foregoing provisions of law. If the matter is not eligible for arbitration before the NASD, NYSE or NFA, any Claims shall be resolved through arbitration before the American Arbitration Association and shall be conducted in accordance with its Employment Arbitration Rules, as the same may be in effect as amended from time to time. The decision of the arbitrators shall be final and judgment thereon may be entered in any court of competent jurisdiction.

(f) This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

(g) This Agreement may be executed in counterparts, each of which will be deemed to be an original hereof, but all of which together will constitute one and the same instrument.

(h) This Agreement constitutes the sole and entire agreement and understanding between the parties hereto as to the subject matter hereof, and supersedes all prior discussions, agreements and understandings of every kind and nature between them as to such subject matter.

(i) This Agreement is intended for the sole and exclusive benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns, and no other person or entity will have any right to rely on this Agreement or to claim or derive any benefit herefrom absent the express written consent of the party to be charged with such reliance or benefit.

(j) If any provision of this Agreement is held invalid or unenforceable, either in its entirety or by virtue of its scope or application to given circumstances, such provision will thereupon be deemed modified only to the extent necessary to render same valid, or not applicable to given circumstances, or excised from this Agreement, as the situation may require; and this Agreement will be construed and enforced as if such provision had been included herein as so modified in scope or application, or had not been included herein, as the case may be.

(k) The provisions of Section 5, 6 and 12 of this Agreement will survive the termination of the Executive’s employment in accordance with their terms.

(l) This Agreement is expressly conditioned upon, if they are requested by the Company: (i) the Executive’s satisfactory completion of a drug screening procedure; and (ii) the Executive’s fingerprinting.

IN WITNESS THEREOF, the parties have executed and delivered this Agreement as of the date first written above.

GFI Group Inc.

By:	/s/ Stephen McMillan
Name:	Stephen McMillan
Title:	C.O.O.

Executive

/s/ James A. Peers
Name: James A. Peers